Exhibit 99.1

IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. REPORTS FIRST QUARTER 2025 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, May 23, 2025 - IMPERIAL PETROLEUM INC. (NASDAQ: IMPP; the “Company”), a ship-owning company providing petroleum products, crude oil and dry bulk seaborne transportation services, announced today its unaudited financial and operating results for the first quarter ended March 31, 2025.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Fleet operational utilization of 83.8% in Q1 25’ versus 86% in Q4 24’ and 80.6% in Q1 24’.

•	About 47% of fleet calendar days were dedicated to time charter activity while 53% to spot activity.

•	Delivery of the dry bulk carrier, Supra Pasha (2012 built) on April 26th 2025; the remaining six contracted dry bulk carriers will be delivered by June 2025.

•	Revenues of $32.1 million in Q1 25’ compared to $41.2 million in Q1 24’- a 22.1% decline as market rates were stronger during Q1 24’.

•	Net income of $11.3 million in Q1 25’ versus $16.7 million in Q1 24’, corresponding to an EPS, basic of $0.32.

•	EBITDA[1] of $14.7 million for Q1 25’.

•	Revenues and net income increased by $5.9 million (or 22.5%) and $7.4 million (or 189.7%), respectively, in Q1 25’ compared to Q4 24’.

•	Cash and cash equivalents including time deposits of $227.4 million as of March 31, 2025 which is 167.5% higher than our current market capitalization of about $85 million.

•	Recurring profitability and debt free capital structure facilitate robust cash flow generation.

First Quarter 2025 Results:

•

Revenues for the three months ended March 31, 2025 amounted to $32.1 million, a decrease of $9.1 million, or 22.1%, compared to revenues of $41.2 million for the three months ended March 31, 2024, primarily due to a decrease in the spot market tanker rates. During the three months ended March 31, 2024 average spot rates for product and suezmax tankers were 26.9% and 24.2% higher than average spot rates during the three months ended March 31, 2025.

•

Voyage expenses and vessels’ operating expenses for the three months ended March 31, 2025 were $10.5 million and $7.1 million, respectively, compared to $13.5 million and $6.0 million, respectively, for the three months ended March 31, 2024. The $3.0 million decrease in voyage expenses is mainly attributed to increased time charter activity leading to a decline in spot days by 16.1%. The decline in spot days along with the decrease in the Suez Canal transits compared to the same period of last year, led to decreased bunker consumption by 21.2% and lower port expenses by 30.8%. The $1.1 million increase in vessels’ operating expenses is primarily due to the increased size of our fleet by an average of 2.1 vessels between the two periods.

•

Drydocking costs for the three months ended March 31, 2025 and 2024 were nil and $0.6 million, respectively. This decrease is due to the fact that during the three months ended March 31, 2025, no vessel underwent drydocking whereas during the three months ended March 31, 2024 our aframax tanker commenced its drydocking which was concluded within April 2024.

•	General and administrative costs for both the three months ended March 31, 2025 and 2024 were $1.2 million.

•

Depreciation for the three months ended March 31, 2025 and 2024 was $5.0 million and $4.0 million, respectively. The change is attributable to the increase in the average number of vessels in our fleet.

•

Management fees for the three months ended March 31, 2025 and 2024 were $0.5 million and $0.4 million, respectively. The change is attributable to the increase in the average number of vessels in our fleet.

•

Interest and finance costs for the three months ended March 31, 2025 and 2024 were $0.6 million and $0.002 million, respectively. The $0.6 million of costs for the three months ended March 31, 2025 relate mainly to accrued interest expense – related party in connection with the $14.0 million and $24.0 million part of the acquisition prices of our bulk carriers, Neptulus and Clean Imperial, respectively. These balances were completely settled in April 2025. For accounting purposes, the outstanding balances payable on the two vessels were required to be allocated between principal and imputed interest, despite the fact that no interest was contractually charged by the sellers. The total amounts ultimately paid remained consistent with the originally agreed purchase prices.

•

Interest income for the three months ended March 31, 2025 was $2.2 million as compared to $1.0 million for the three months ended March 31, 2024. The $1.2 million increase is mainly attributed to a higher amount of funds placed under time deposits.

•

Interest income – related party for the three months ended March 31, 2025 was nil as compared to $0.8 million for the three months ended March 31, 2024. The decrease is mainly attributed to the $0.8 million of accrued interest income – related party for the three months ended March 31, 2024 in connection with the $38.7 million of the sale price of the Aframax tanker Afrapearl II (ex. Stealth Berana). The balance was collected in July 2024, thus the balance for the three months ended March 31, 2025 was nil.

•

Foreign exchange (loss)/gain for the three months ended March 31, 2025 was a gain of $1.7 million as compared to a loss of $0.8 million for the three months ended March 31, 2024. The $1.7 million foreign exchange gain for the three months ended March 31, 2025, is mainly attributed the strengthening of the euro currency against the dollar at the end of the three months ended March 31, 2025 when compared to the respective currency values at the end of year 2024.

•

As a result of the above, for the three months ended March 31, 2025, the Company reported net income of $11.3 million, compared to net income of $16.7 million for the three months ended March 31, 2024. Dividends paid on Series A Preferred Shares amounted to $0.4 million for the three months ended March 31, 2025. The weighted average number of shares of common stock outstanding, basic, for the three months ended March 31, 2025 was 32.9 million. Earnings per share, basic and diluted, for the three months ended March 31, 2025 amounted to $0.32 and $0.30, respectively, compared to earnings per share, basic and diluted, of $0.56 and $0.50, respectively, for the three months ended March 31, 2024.

•

Adjusted net income[1] was $12.2 million corresponding to an Adjusted EPS[1], basic of $0.34 for the three months ended March 31, 2025 compared to an Adjusted net income of $17.5 million corresponding to an Adjusted EPS, basic, of $0.59 for the same period of last year.

•	EBITDA[1] for the three months ended March 31, 2025 amounted to $14.7 million, while Adjusted EBITDA[1] for the three months ended March 31, 2025 amounted to $15.6 million.

•	An average of 11.90 vessels were owned by the Company during the three months ended March 31, 2025 compared to 9.84 vessels for the same period of 2024.

[1]

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

Fleet Employment Table

As of May 23, 2025, the profile and deployment of our fleet is the following:

Name	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Employment Status	Expiration of Charter(1)
Tankers
Magic Wand	2008	Korea	47,000	MR product tanker	Time Charter	October 2025
Clean Thrasher	2008	Korea	47,000	MR product tanker	Time Charter	May 2025
Clean Sanctuary (ex. Falcon Maryam)	2009	Korea	46,000	MR product tanker	Spot
Clean Nirvana	2008	Korea	50,000	MR product tanker	Spot
Clean Justice	2011	Japan	46,000	MR product tanker	Time Charter	September 2027
Aquadisiac	2008	Korea	51,000	MR product tanker	Spot
Clean Imperial	2009	Korea	40,000	MR product tanker	Time Charter	January 2026
Suez Enchanted	2007	Korea	160,000	Suezmax tanker	Spot
Suez Protopia	2008	Korea	160,000	Suezmax tanker	Spot
Drybulk Carriers(2)
Eco Wildfire	2013	Japan	33,000	Handysize drybulk	Time Charter	May 2025
Glorieuse	2012	Japan	38,000	Handysize drybulk	Time Charter	June 2025
Neptulus	2012	Japan	33,000	Handysize drybulk	Time Charter	June 2025
Supra Pasha	2012	Japan	56,000	Supramax drybulk	Spot
Fleet Total			807,000 dwt

(1)	Earliest date charters could expire.
(2)	We have contracted to acquire six Japanese built drybulk carriers, aggregating approximately 387,000 dwt, which are expected to be delivered to us by June 2025.

CEO Harry Vafias Commented

Another year commenced with a positive momentum for Imperial Petroleum. We are happy as we consider the $11.3 million of net income generated in Q1 25’ a very good result given the eventful but softish market. This is a busy period for our Company but at the same time exciting as we are taking on delivery of another six drybulk vessels. Within the short life of Imperial Petroleum, we are expanding our fleet from four vessels to nineteen by the second quarter of 2025; our goal of growing fast and transforming a small company to medium sized was achieved. We feel confident that the diversified quality non- Chinese fleet we have created will pay off. Imperial Petroleum enjoys fast growth, recurring profits, zero bank debt and liquidity as of March 31, 2025 in excess of $220 million and as per our view ticks all the boxes that define a successful operation.

Conference Call details:

On May 23, 2025 at 10:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Online Registration:

Conference call participants should pre-register using the below link to receive the dial-in numbers and a personal PIN, which are required to access the conference call.

https://register-conf.media-server.com/register/BIaef045aa9f5b46a7b5e8eb48c2e56115

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the IMPERIAL PETROLEUM INC. website (www.ImperialPetro.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. is a ship-owning company providing petroleum products, crude oil and drybulk seaborne transportation services. The Company owns a total of thirteen vessels on the water - seven M.R. product tankers, two suezmax tankers and four handysize drybulk carriers - with a total capacity of 807,000 deadweight tons (dwt), and has contracted to acquire an additional six drybulk carriers of 387,000 dwt aggregate capacity. Following these deliveries, the Company’s fleet will count a total of 19 vessels with an aggregate capacity of 1.2 million dwt. IMPERIAL PETROLEUM INC.’s shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock are listed on the Nasdaq Capital Market and trade under the symbols “IMPP” and “IMPPP,” respectively.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although IMPERIAL PETROLEUM INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, IMPERIAL PETROLEUM INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, geopolitical conditions, including any trade disruptions resulting from tariffs and other protectionist measures imposed by the United States or other countries, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, changes in IMPERIAL PETROLEUM INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflicts in the Middle East, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by IMPERIAL PETROLEUM INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.ImperialPetro.com

Company Contact:

Fenia Sakellaris

IMPERIAL PETROLEUM INC.

E-mail: info@ImperialPetro.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the three month periods ended March 31, 2024 and 2025.

FLEET DATA	Q1 2024	Q1 2025
Average number of vessels (1)	9.84	11.90
Period end number of owned vessels in fleet	11	12
Total calendar days for fleet (2)	895	1,071
Total voyage days for fleet (3)	878	1,067
Fleet utilization (4)	98.1%	99.6%
Total charter days for fleet (5)	207	504
Total spot market days for fleet (6)	671	563
Fleet operational utilization (7)	80.6%	83.8%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before share based compensation. EBITDA represents net income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation and share based compensation.

Adjusted EPS represents Adjusted net income attributable to common shareholders divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)	Third Quarter Ended March 31st,
	2024	2025
Net Income - Adjusted Net Income
Net income	16,654,604	11,290,986
Plus share based compensation	858,810	889,076
Adjusted Net Income	17,513,414	12,180,062
Net income – EBITDA
Net income	16,654,604	11,290,986
Plus interest and finance costs	2,430	606,383
Less interest income	(1,785,878)	(2,184,394)
Plus depreciation	4,027,061	5,002,837
EBITDA	18,898,217	14,715,812
Net income - Adjusted EBITDA
Net income	16,654,604	11,290,986
Plus share based compensation	858,810	889,076
Plus interest and finance costs	2,430	606,383
Less interest income	(1,785,878)	(2,184,394)
Plus depreciation	4,027,061	5,002,837
Adjusted EBITDA	19,757,027	15,604,888
EPS
Numerator
Net income	16,654,604	11,290,986
Less: Cumulative dividends on preferred shares	(435,246)	(435,246)
Less: Undistributed earnings allocated to non-vested shares	(856,950)	(453,265)
Net income attributable to common shareholders, basic	15,362,408	10,402,475
Denominator
Weighted average number of shares	27,613,661	32,944,925
EPS - Basic	0.56	0.32
Adjusted EPS
Numerator
Adjusted net income	17,513,414	12,180,062
Less: Cumulative dividends on preferred shares	(435,246)	(435,246)
Less: Undistributed earnings allocated to non-vested shares	(902,326)	(490,387)
Adjusted net income attributable to common shareholders, basic	16,175,842	11,254,429
Denominator
Weighted average number of shares	27,613,661	32,944,925
Adjusted EPS, Basic	0.59	0.34

Imperial Petroleum Inc.

Unaudited Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	Quarters Ended March 31,
	2024	2025
Revenues
Revenues	41,203,281	32,091,626
Expenses
Voyage expenses	12,963,607	10,054,114
Voyage expenses - related party	514,414	401,753
Vessels’ operating expenses	5,951,561	7,021,928
Vessels’ operating expenses - related party	82,000	98,500
Drydocking costs	625,457	—
Management fees – related party	393,800	471,240
General and administrative expenses	1,207,168	1,217,977
Depreciation	4,027,061	5,002,837

Total expenses	25,765,068	24,268,349

Income from operations	15,438,213	7,823,277

Other (expenses)/income
Interest and finance costs	(2,430)	(3,607)
Interest expense – related party	—	(602,776)
Interest income	1,035,261	2,184,394
Interest income – related party	750,617	—
Dividend income from related party	189,583	187,500
Foreign exchange (loss)/gain	(756,640)	1,702,198

Other income, net	1,216,391	3,467,709

Net Income	16,654,604	11,290,986

Earnings per share
- Basic	0.56	0.32

- Diluted	0.50	0.30

Weighted average number of shares
-Basic	27,613,661	32,944,925

-Diluted	30,951,012	34,258,803

Imperial Petroleum Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31, 2024	March 31, 2025
Assets
Current assets
Cash and cash equivalents	67,783,531	126,520,450
Time deposits	138,948,481	100,900,500
Trade and other receivables	13,456,083	8,772,549
Other current assets	652,769	67,374
Inventories	7,306,356	6,705,115
Advances and prepayments	250,562	209,858

Total current assets	228,397,782	243,175,846

Non current assets
Operating lease right-of-use asset	78,761	60,239
Vessels, net	208,230,018	227,015,031
Investment in related party	12,798,500	12,794,333

Total non current assets	221,107,279	239,869,603

Total assets	449,505,061	483,045,449

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	5,243,872	5,923,098
Payable to related parties	18,725,514	39,232,604
Accrued liabilities	3,370,020	3,604,467
Operating lease liability, current portion	1,419,226	60,239
Deferred income	78,761	1,812,557

Total current liabilities	28,837,393	50,632,965

Total liabilities	28,837,393	50,632,965

Commitments and contingencies
Stockholders’ equity
Common stock	382,755	386,671
Preferred Stock, Series A	7,959	7,959
Preferred Stock, Series B	160	160
Treasury stock	(8,390,225)	(8,390,225)
Additional paid-in capital	282,642,357	283,527,517
Retained earnings	146,024,662	156,880,402

Total stockholders’ equity	420,667,668	432,412,484

Total liabilities and stockholders’ equity	449,505,061	483,045,449

Imperial Petroleum Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars

	Three Month Periods Ended March 31,
	2024	2025
Cash flows from operating activities
Net income for the period	16,654,604	11,290,986
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,027,061	5,002,837
Non - cash lease expense	17,550	18,522
Share based compensation	858,810	889,076
Unrealized foreign exchange loss/(gain) on time deposits	799,150	(358,420)
Dividend income from related party	(189,583)	—
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(3,249,129)	4,683,534
Other current assets	(532,029)	585,395
Inventories	(574,256)	601,241
Changes in operating lease liabilities	(17,550)	(18,522)
Advances and prepayments	(45,536)	40,704
Due from related parties	(879,732)	4,167
Increase/(decrease) in
Trade accounts payable	(1,100,028)	679,226
Due to related parties	2,839,227	(3,369,040)
Accrued liabilities	903,784	234,447
Deferred income	(869,166)	393,331

Net cash provided by operating activities	18,643,177	20,677,484

Cash flows from investing activities
Dividends income received	191,667	—
Acquisition and improvement of vessels	(72,257,190)	(4,350)
Increase in bank time deposits	(31,695,420)	(57,958,390)
Maturity of bank time deposits	31,368,080	96,364,791

Net cash (used in)/provided by investing activities	(72,392,863)	38,402,051

Cash flows from financing activities
Stock issuance costs	(2,504,498)	—
Dividends paid on preferred shares	(341,947)	(342,616)

Net cash used in financing activities	(2,846,445)	(342,616)

Net (decrease)/increase in cash and cash equivalents	(56,596,131)	58,736,919
Cash and cash equivalents at beginning of period	91,927,512	67,783,531

Cash and cash equivalents at end of period	35,331,381	126,520,450

Cash breakdown
Cash and cash equivalents	35,331,381	126,520,450

Total cash and cash equivalents shown in the statements of cash flows	35,331,381	126,520,450